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May 19, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 1-3 Registration Statement on Form S-6 Filed May 19, 2017 File Nos.: 333-[ ] and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on May 19, 2017 the above-referenced registration statement (the “Registration Statement”) for Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 1-3 (the “Trust”), a series of the Alaia Trust.  Please note that this initial filing is very similar to the Alaia Trust’s filings under registration numbers 333-206756 (Series 1-1) and 333-214902 (Series 3-1), in that the Trust will hold a portfolio of exchange-traded options, U.S. Treasury obligations and/or cash or cash equivalents.  As in Series 1-1, the Trust’s total return per unit will be based on the leveraged, capped and buffered performance of a reference asset that is an exchange traded fund.  For Series 1-3, the reference asset is the iShares® MSCI EAFE ETF Trust.  All payment and other mechanics of the Trust, except for actual amounts, which will be finalized when the Registration Statement goes effective, are identical to Series 1-1 (Series 3-1, which has not yet gone effective, has no buffer).  As this series has a new reference asset, we will not be requesting automatic effectiveness under Rule 487 under the Securities Act of 1933.

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We appreciate the Staff’s time and attention to the Registration Statement.  Please call me at (212) 336-4177 with any questions.

Edward P. Bartz
U.S. Securities and Exchange Commission
May 19, 2017

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai